Exhibit 99.11

CONSENT OF NURI HMIDI, P.ENG.

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Goldcorp Inc. (the “Company”) for the year ended December 31, 2015 (collectively, the “Annual Report”), I, Nuri Hmidi, P.Eng., consent to (i) the use of and reference to the technical report dated 31 December, 2015, entitled “Red Lake Operations, Ontario, Canada, NI 43-101 Technical Report” (the “Technical Report”), or portions thereof, that was prepared by me, that I supervised the preparation of and/or was reviewed and approved by me, (ii) the use of and references to my name, including as an expert or “qualified person”, in connection with the Annual Report and the Technical Report, and (iii) the information derived or summarized from the Technical Report that is included or incorporated by reference in the Annual Report and any of the exhibits thereto.

I also hereby consent to the incorporation by reference of such information contained in the Annual Report and exhibits thereto into Registration Statement Nos. 333-126039, 333-126040, 333-151243, 333-151251, 333-174376, 333-181116, 333-188805 and 333-195816 on Form S-8 and 333-207371 on Form F-3 of the Company.

Date: March 29, 2016

/s/ Nuri Hmidi
Name:	Nuri Hmidi, P.Eng.